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                                                                     EXHIBIT 8.1



                                 July 18, 2005




Synergetics, Inc.
3845 Corporate Centre Drive
St. Charles, Missouri  63304

       RE: MERGER OF SYNERGETICS ACQUISITION CORPORATION INTO SYNERGETICS, INC. CERTAIN FEDERAL INCOME TAX CONSEQUENCES

Ladies and Gentlemen:

         We have acted as counsel to Synergetics, Inc. ("Synergetics"), a Missouri corporation, in connection with the proposed merger (the "Merger") of Synergetics Acquisition Corporation ("MergerSub"), a Delaware corporation and a wholly-owned subsidiary of Valley Forge Scientific Corp., a Pennsylvania corporation ("Parent"), into Synergetics pursuant to the Agreement and Plan of Merger among Parent, Synergetics, and MergerSub dated May 2, 2005, as amended by Amendment No. 1 to Agreement and Plan of Merger dated June 2, 2005 and as further amended by Amendment No. 2 to Agreement and Plan of Merger dated July 15, 2005 (the "Agreement"). Any capitalized term used but not defined in this letter has the meaning given that term in the Agreement.


         The Agreement calls for the merger of MergerSub into Synergetics and the exchange of one hundred percent (100%) of the outstanding stock of Synergetics for 15,973,912 shares of the common voting stock of Parent. As a result of this transaction, MergerSub will cease to exist, Synergetics will become a wholly-owned subsidiary of Parent, and the former Synergetics shareholders will receive the common stock of Parent as described in the Agreement. Following consummation of the Merger, Parent will change its name to Synergetics, Inc. and reincorporate in the State of Delaware (the "Reincorporation Merger") pursuant to section 368(a)(1)(F) of the Internal Revenue Code of 1986, as amended ("Code"). This opinion is delivered pursuant to
Section 8(c)(vii) of the Agreement. This opinion specifically excludes any effect of the Reincorporation Merger under section 368(a)(1)(F) of the Code. Any Synergetics shareholder who becomes entitled to a fractional share of Parent as a result of the Merger, after aggregating all of the shareholder's Synergetics shares, will receive cash from Parent in lieu of the fractional share in an amount based upon the closing price of the Parent's stock on the trading day immediately prior to the closing of the Merger. Synergetics shareholders are entitled to exercise dissenter's rights with respect to the Merger.



         You have requested our opinion concerning certain federal income tax consequences of the Merger. In giving this opinion, we have reviewed the Agreement, the Form S-4 Registration Statement under the Securities Act of 1933 relating to the Merger (the "S-4"), and such other documents as we have considered necessary. In our examination of such documents, we have assumed, with your consent, that (i) the Agreement and the S-4 accurately and completely describe the Merger, the Merger will be consummated in accordance with the Agreement and the S-4 and the Merger will be effective under the laws of the States of Missouri and Delaware and (ii) the Parties have complied with and, if applicable, will continue to comply with, the covenants contained in the Agreement. In addition, appropriate officers of Synergetics and Parent have advised us as follows:


         1. The consideration to be received by holders of Synergetics shares in the Merger was determined by arm's length negotiations between the managements of Parent and Synergetics.

         2. The fair market value of the Parent stock and cash in lieu of a fractional share of Parent stock received by each Synergetics shareholder will be approximately equal to the fair market value of Synergetics shares surrendered in exchange therefor.

         3. The payment of cash in lieu of fractional shares of Parent stock to holders of Synergetics shares is solely for the purpose of avoiding the expense and inconvenience to Parent of issuing fractional shares and does not represent separately bargained for consideration.




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         4. Prior to the Merger, Parent will be in control of the MergerSub within the meaning of section 368(c) of the Code, and MergerSub will hold no Parent stock.

         5. In connection with the Merger, the holders of Synergetics shares will not receive in exchange for such stock, directly or indirectly, any consideration other than Parent common stock, cash in an amount equal to no more than 50% of the fair market value of all Synergetics shares outstanding, and cash in lieu of fractional shares of Parent stock.

         6. Neither Parent nor any subsidiary of Parent (i) has transferred or will transfer cash or other property to Synergetics or any subsidiary of Synergetics in anticipation of the Merger or (ii) has made or will make any loan to Synergetics or any subsidiary of Synergetics in anticipation of the Merger.

         7. Synergetics has no plan or intention, and Parent has no plan or intention to cause or permit Synergetics, to issue additional shares of stock (or securities, options, warrants or instruments giving the holder thereof the right to acquire Synergetics stock) that would (or if exercised would) result in Parent losing control of Synergetics. "Control" with respect to a corporation shall mean ownership of at least 80% of the total combined voting power of all classes of stock entitled to vote and at least 80% of the total number of shares of each other class of stock of the corporation.

         8. In anticipation of the Merger, neither Synergetics, any subsidiary of Synergetics, nor any partnership (or other entity taxable as a partnership for federal tax purposes) in which Synergetics or any subsidiary of Synergetics is a partner, has redeemed or acquired any shares of stock of Synergetics or entered into any agreement, understanding or arrangement to acquire any such shares, other than shares acquired in the ordinary course of business in connection with employee incentive and benefit programs, and Synergetics has not made any distributions with respect to its stock other than regular, normal dividends.


         9. Except for the Reincorporation Merger, the best knowledge of the management of Synergetics, there is no plan or intention by the shareholders of Synergetics to sell, exchange, or otherwise dispose of a number of shares of Parent stock received in the Merger that would reduce Synergetics shareholders' ownership of Parent stock to a number of shares having a value, as of the date of the Merger, of less than 50% of the value of all the formerly outstanding stock of Synergetics as of the same date. For purposes of this representation, shares of Synergetics stock exchanged for cash or other property, surrendered by dissenters or exchanged for cash in lieu of fractional shares of Parent stock will be treated as outstanding stock on the date of the Merger. Moreover, shares of Synergetics stock and shares of Parent stock held by Synergetics shareholders and otherwise sold, redeemed, or disposed of prior to or subsequent to the transaction will be considered in making this representation.


         10. Neither Parent, any subsidiary of Parent, nor, to the best knowledge of the management of Parent, any partnership (or other entity taxable as a partnership for federal tax purposes) in which Parent or any subsidiary of Parent is a partner, has any plan or intention to redeem, purchase, exchange or otherwise reacquire (including by derivative transactions such as an equity swap which would have the economic effect of an acquisition) any of the Parent stock to be issued in the Merger, other than stock repurchases made in the open market pursuant to a stock repurchase plan (adopted by Parent) for stock of Parent which is widely held and is publicly and actively traded.



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         11. Parent has no plan or intention to liquidate Synergetics; to merge
Synergetics with or into another corporation; to sell or otherwise dispose of the stock of Synergetics except for transfers of stock to a corporation controlled by Parent or to cause Synergetics to sell or otherwise dispose of any of its assets or any of the assets acquired from MergerSub, except for dispositions in the ordinary course of business or transfers of assets to a corporation controlled by Parent.

         12. At the time of the Merger, Synergetics will not have outstanding any warrants, options, convertible securities or any other type of right pursuant to which any person could acquire stock in Synergetics that, if exercised or converted, would affect Parent's acquisition or retention of control of Synergetics, as defined in section 368(c) of the Code. "Control" with respect to a corporation shall mean ownership of at least 80% of the total combined voting power of all classes of stock entitled to vote and at least 80% of the total number of shares of each other class of stock of the corporation.


         13. No liabilities of Synergetics or Synergetics shareholders will be assumed by Parent, and Parent will not acquire in the Merger any Synergetics shares subject to any liabilities. The liabilities of MergerSub, if any, assumed by Synergetics and the liabilities to which the transferred assets of MergerSub are subject were incurred by MergerSub in the ordinary course of its business (including liabilities of MergerSub for expenses solely and directly related to the Merger).


         14. After the Merger, no dividends or distributions will be made to the former Synergetics shareholders by Parent other than dividends or distributions made to all holders of Parent stock.

         15. To the best knowledge of the management of Parent and the management of Synergetics, neither Parent, any subsidiary of Parent, nor any partnership (or other entity taxable as a partnership for federal tax purposes) in which Parent or any subsidiary of Parent is a partner, owns or within the past 5 years has owned, beneficially or of record, any class of stock of Synergetics or any securities of Synergetics or any instrument giving the holder the right to acquire any such stock or securities.


         16. Immediately after the Merger, Synergetics will hold at least 90% of the fair market value of its net assets and at least 70% of the fair market value of its gross assets and at least 90% of the fair market value of MergerSub's net assets and at least 70% of the fair market value of the MergerSub's gross assets held immediately prior to the Merger. For purposes of this representation, amounts used (or to be used) by Synergetics or MergerSub to pay Merger expenses, amounts paid (or to be paid) by Synergetics or MergerSub to holders of Synergetics shares pursuant to the exercise of dissenters' rights, amounts paid (or to be paid) by Synergetics or MergerSub to redeem stock, securities, warrants or options of Synergetics, or to repay any indebtedness of Synergetics as part of any overall plan of which the Merger is a part, and amounts distributed (or to be distributed) by Synergetics to stockholders (except for regular, normal dividends) as part of any overall plan of which the Merger is a part, in each case will be treated as constituting assets held by Synergetics or MergerSub immediately prior to the Merger.


         17. Following the Merger, Parent will continue the conduct of Synergetics's historic business or use a significant portion of Synergetics's historic business assets in a business.

         18. Parent, Synergetics and the shareholders of Synergetics will pay their respective expenses, if any, incurred in connection with Merger.


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         19. There is no intercorporate indebtedness existing between (i) Parent or any of its subsidiaries and (ii) Synergetics or any of its subsidiaries that was issued, acquired, or will be settled at a discount.

         20. Neither Parent, MergerSub, nor Synergetics is an investment company as defined in section 368(a)(2)(F)(iii) and (iv) of the Code.

         21. None of the compensation received or to be received by any shareholder-employee of Synergetics is or will be separate consideration for, or allocable to, any of their Synergetics shares to be surrendered in the Merger. None of the shares of Parent Stock to be received by any shareholder-employee of Synergetics in the Merger is or will be separate consideration for any employment, consulting or similar arrangement. Any compensation paid or to be paid to any shareholder of Synergetics who will be an employee of or perform advisory services for Parent, or Synergetics or any affiliate thereof after the Merger, will be determined by bargaining at arm's length.

         22. Synergetics is not under the jurisdiction of a court in a Title 11 or similar case within the meaning of section 368(a)(3)(A) of the Code.

         23. On the date of the Merger, the fair market value of the assets of Synergetics will exceed the sum of its liabilities, plus the amount of liabilities, if any, to which the assets are subject.


         24. None of the material terms and conditions of the Agreement have been waived or modified.


         25. There are no agreements regarding the Merger other than those expressly referred to in the Agreement.

         26. None of Parent, Synergetics, or MergerSub will take any position on any Federal, state, or local income or franchise tax return, or take any other tax reporting position, that is inconsistent with the treatment of the Merger as a reorganization for federal income tax purposes or with any of the foregoing representations.

         27. Parent and Synergetics have a valid business purpose for entering into the Merger.

         On the basis of the foregoing, and assuming that the facts and representations set forth herein and in the officers' certificates provided to us by Parent and Synergetics are and will remain true and accurate, we are of the opinion that (under existing law) for federal income tax purposes (1) the Merger will be a reorganization within the meaning of section 368(a) of the Code and (2) each of Parent, MergerSub, and Synergetics will be a party to the reorganization within the meaning of section 368(b) of the Code. This opinion specifically excludes the effect of the reincorporation of Parent under section 368(a)(1)(F) of the Code.

         We are also of the opinion that the material United State federal income tax consequences of the Merger are fairly summarized in the S-4 under the headings "Summary--Material Federal Income Tax Consequences" and "The Merger--Material Federal Income Tax Consequences."


         Except as set forth above, we express no opinion regarding any tax consequences of the Merger. This opinion may not be distributed, quoted in whole or in part or otherwise reproduced in any document, or filed with any governmental agency without our prior written consent. We consent to the use of this opinion as an exhibit to the S-4 and to references to this firm in the S-4 under the heading "The Merger--Material Federal Income Tax Consequences." In giving this consent, we do not admit that we are within the category of persons whose consent is required by Section 7 of the Securities Act of 1933 or the rules and regulations promulgated thereunder by the Securities and Exchange Commission.

         The preceding discussion and opinions are based on our interpretations of the facts and assumptions, based on the Code, the regulations thereunder and judicial and administrative interpretations thereof. They are subject to change by subsequent regulatory, administrative, legislative or judicial actions which could have an adverse effect on the validity of our opinions. Our opinions are effective as of the date hereof, and we specifically disclaim any obligation to monitor any of the matters stated in this opinion or to advise of any change in law or fact after the date hereof which might affect any of the opinions stated herein.


                                        Very truly yours,



                                        /s/ ARMSTRONG TEASDALE LLP






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